10027909

...S
...E COMMISSION
...20549

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67167

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Perella Weinberg Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
767 Fifth Avenue
(No. and Street)

NEW YORK,	**NY**	**10153**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gennaro J. Fulvio **(212) 490-3113**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Gennaro J. Fulvio**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Perella Weinberg Partners, LP**, as of **December 31,** 20**09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau C...
Commission Expires May 23, 2013

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Partners
Perella Weinberg Partners LP

We have audited the accompanying statement of financial condition of Perella Weinberg Partners LP (the "Partnership") as of December 31, 2009. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Perella Weinberg Partners LP at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 26, 2010

Perella Weinberg Partners LP

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 70,845,589
Financial advisory fees receivable	24,079,948
Rebillable expenses receivable	408,197
Due from affiliates	459,819
Fixed assets and leasehold improvements (net of accumulated depreciation and amortization of $61,052)	297,951
Other assets	500,969
Total assets	$ 96,592,473
Liabilities and partners' capital	
Accrued employee compensation and benefits	$ 48,190,303
Administrative fee payable	14,182,251
Due to affiliates	9,598,703
Deferred revenue	214,516
Unincorporated business tax payable	500,000
Accrued expenses	640,982
Accounts payable	108,571
Total liabilities	73,435,326
Partners' capital	23,157,147
Total liabilities and partners' capital	$ 96,592,473

The accompanying notes are an integral part of this statement of financial condition.

Perella Weinberg Partners LP

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Perella Weinberg Partners LP (the "Partnership"), formerly known as PadCo Advisors L.P., registered with the U.S. Securities and Exchange Commission ("SEC") on May 12, 2006. Its membership with the Financial Industry Regulatory Authority ("FINRA") became effective on May 12, 2006. Perella Weinberg Partners Group LP ("PWP Group"), a Delaware limited partnership, is the parent of the Partnership and the sole limited partner. In accordance with the Limited Partnership Agreement, as amended (the "Agreement"), the Partnership shall continue to exist until dissolution.

PadCo GP LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Partnership. The General Partner is wholly owned by PWP Group.

The Partnership provides corporate advisory services and does not participate in the business of securities underwriting nor does it hold customer accounts or trade in securities for its own account.

Terms not otherwise defined herein are defined in the Agreement.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

In July 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles" (the "Codification"). The Codification is the source of authoritative U.S. generally accepted accounting principles ("U.S. GAAP") recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current U.S. GAAP. References to authoritative U.S. GAAP literature in the Partnership's Statement of Financial Condition and notes thereto have been updated to reflect new Codification references.

Cash and Cash Equivalents

The Partnership has defined cash and cash equivalents as overnight time deposits and investments in short-term, highly liquid instruments with original maturities of less than 90 days.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

Financial advisory fees, rebillable expense income, interest/dividend income, and other income and related expenses are recorded on an accrual basis. Rebillable expense income refers to expenses incurred in connection with transacting advisory services that are rebilled to clients.

The Partnership recognizes advisory fees as services are performed and/or the transactions are substantially completed, and fees are determinable and collection is reasonably assured. Advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events as defined in the respective engagement letters that are recognized when received; (ii) retainer fees that are recognized monthly or quarterly; (iii) discretionary transaction fees that are recognized when received; and (iv) up-front fees that are recognized ratably over the expected engagement period.

The Partnership engages co-advisors for certain transactions. The advisory fees earned on these transactions are recognized gross in accordance with U.S. GAAP.

Fair Value of Financial Instruments

The Partnership's financial instruments are categorized into a three-level fair value hierarchy. The hierarchy is based on the transparency of inputs used in the valuation of an asset or liability as of the measurement date and prioritizes the use of market-based information over entity specific information. The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include other observable inputs, including quoted prices for similar assets and liabilities in active markets and other market corroborated inputs.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement, including financial instruments for which there may be little or no market activity.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

As of December 31, 2009, included in cash and cash equivalents is approximately $13 million of investments in money market funds that meet the Level 1 definition. The Partnership does not Fair Value of Financial Instruments that are designated Level 2 or Level 3 financial assets or liabilities.

The fair value of the Partnership's assets and liabilities which qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented on the Statement of Financial Condition.

Fixed Assets

Fixed assets and leasehold improvements are stated at cost and depreciated on a straight-line basis over their estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the estimated life of the improvement or remaining term of the lease.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The General Partner believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

PWP Group provides certain services to the Partnership on an on-going basis. Such services include rent and occupancy, personnel, fixed assets, equipment technology and administrative support. The Partnership compensates PWP Group for its portion of the administrative services based on PWP Group's allocation methodologies. The allocation methodologies utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. At December 31, 2009, the Partnership had approximately $9.6 million payable to PWP Group related to these allocated charges as well as charges paid on behalf of the Partnership.

From time to time, the Partnership may pay for certain expenses on behalf of its affiliated entities during the normal course of business. Due from affiliates in the Statement of Financial Condition represent amounts owed to the Partnership as of December 31, 2009.

3. Related Party Transactions (continued)

The Partnership is allocated indirect charges from PWP Group for administrative support services provided to the Partnership. At December 31, 2009, the Partnership had approximately $14.2 million payable to PWP Group related to these charges from PWP Group.

4. Income Taxes

Unincorporated Business Tax

The Partnership is treated as a partnership for U.S. federal income tax and New York state income tax purposes. No income tax provision has been made in the statement of financial condition since the Partnership is not subject to U.S. federal income taxes or New York state income taxes. The limited partner is individually liable for taxes on its distributable share of the Partnership's taxable income or loss. However, the Partnership is subject to New York City unincorporated business tax ("UBT"). At December 31, 2009 UBT taxes payable amounted to $500,000.

Uncertain Tax Positions

In accordance with U.S. GAAP, the Partnership is required to determine whether a tax position of the Partnership is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax position to be recognized is measured as the largest amount of benefit/expense that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit/expense previously recognized could result in the Partnership recording a tax asset/liability that would impact partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to partners' capital as of January 1, 2009. Based on its analysis, the Partnership has determined that the adoption of this policy did not have a material impact on the Partnership's Statement of Financial Condition upon adoption. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

5. Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. The Partnership computes its net capital requirements under the aggregate indebtedness method specified in Rule 15c3-1. Under this method, the Partnership is required to maintain net capital in excess of the greater of 6⅔% of aggregate indebtedness, as defined by the Rule, or $5,000. Advances to affiliates, repayment of subordinated borrowings, and other equity withdrawals are subject to 5. Net Capital Requirements certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2009, the Partnership had net capital of $32.2 million which was approximately $27.3 million in excess of required minimum net capital of $4,895,689.

At December 31, 2009, the Partnership's percentage of aggregated indebtedness to net capital was 228%.

6. Partners' Capital

The partners' capital as of December 31, 2009 is solely that of PWP Group. The General Partner has a commitment of $1,000 to the Partnership, however, that commitment has not been called to date.

7. Employee Benefits

The Partnership participates in PWP Group's defined contribution plan covering substantially all employees who qualify as to age, length of service, and employment date. The Partnership contributes 100% of each participant's pre-tax contributions, subject to a maximum of 6% of the participant's eligible compensation or a total of $13,500 per participant, including any discretionary matches made by the Partnership. In 2009, participants could contribute up to a maximum of $16,500 with an additional $5,500 catch-up contribution for employees over 50 years old.

8. Commitments and Contingencies

At December 31, 2009, future minimum lease payments under an operating lease consist of the following:

Year ending:	Minimum Rental
2010	$ 189,792
2011	189,792
2012	47,448
	$ 427,032

The lease is subject to an escalation clause covering operating expenses and real estate taxes.

9. Concentration of Credit Risk

At December 31, 2009, the Partnership's cash and cash equivalents were held at one major financial institution at which two of the three accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation.

Financial advisory fees receivable represent amounts due from clients that are from various industry and geographic backgrounds. At December 31, 2009, approximately $17.2 million in advisory fees receivable is concentrated with four clients (of which approximately $7.1 million was received through the date of issuance of the Statement of Financial Condition during 2010). In the event that these clients do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

10. Subsequent Events

Through February 26, 2010, the Partnership collected approximately $12.6 million of advisory fees and rebillable expenses that were receivable as of December 31, 2009.

The Partnership has evaluated subsequent events through February 26, 2010, which is the date its Statement of Financial Condition was available for issuance.

STATEMENT OF FINANCIAL CONDITION

Perella Weinberg Partners LP
December 31, 2009
With Report of Independent Registered Public Accounting Firm